Filed by TLGY Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TLGY Acquisition Corp.

Commission File No. 001-41101

Date: September 22, 2025

As previously announced, on July 21, 2025, TLGY Acquisition Corp., a Cayman Islands exempted company (“TLGY”), StableCoinX Assets Inc., a Delaware corporation (“SC Assets”), StableCoinX Inc., a Delaware corporation, (“Pubco”), StableCoinX SPAC Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pubco (“SPAC Merger Sub”), and StableCoinX Company Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Company Merger Sub”), entered into a business combination agreement (the “Business Combination Agreement”), for a business combination transaction (the “Transaction”) that will result in, among other things, TLGY and SC Assets becoming wholly owned subsidiaries of Pubco and Pubco becoming a publicly traded company.

On September 19, 2025, Zach Rosenberg, General Counsel of Ethena Labs, gave an interview on the CiA Livestream relating to, among other things, the proposed Transaction. A transcript of the interview is provided herewith.

On September 22, 2025, the X.com accounts of StablecoinX and TLGY, respectively, made posts relating to, among other things, the proposed Transaction. The posts are provided herewith.

Interview Transcript

Interviewer: These days. But our next guest, Zach Rosenberg, is the general counsel of Ethena Labs. He's gonna walk us through the details of the company's new treasury initiative centered on the ENA token. So we'll hear from Zach. Next, we'll bring him in, dig into the that side of things. Can you tell us a little bit more about your path into crypto and then like what led you to Ethena?

Zach Rosenberg: Sure. So my original path into crypto, um, I, I started. Mike dabbling in mid 2017 bought some random alts that don't exist anymore. Um, the first big one was actually tron that is very much still around. Uh, and then obviously the bottom fell out. Most people left and I, I hung around. I, I joined a couple of discords.

I wasn't doing this professionally until a few years ago. Uh, joined a couple discords, met a whole bunch of people in the industry. Kept playing around, you know, was around for defi summer. I still have some, you know, kimchi and yams on a wallet somewhere. No idea where. Um, and then I was, I was doing, you know, large scale, uh, m and a and structuring work at a, at a large accounting firm.

Didn't wanna make partner there, decided, Hey, I should probably start doing this crypto stuff professionally. And so I started my own firm and then, um, happenstance connected me with guy around when he was starting Ethena. Um, and I helped them through their initial raise and structuring the company. Just been around ever since and went full-time in-house last January.

Interviewer: Zach, you started out your career in tax law, I believe. Mm-hmm. Uh, curious to know, how do you use that skillset and your role at Ethena Labs today?

Zach Rosenberg: So, uh, Ethena is not a US company, right? So Ethena is headquartered in Portugal for a very long time. I was like the entire US nexus of the company. Um, and so, but there's a lot of cross-border structuring and complex like operational flows involved on the back end of Ethena.

And I think that was, that was where that experience really came in. Um, 'cause in my, you know, my prior life, my, my clients were, you know, the Nestle's of the world with massive organizational charts that would make Alameda's organizational chart look like child's play. And so I, I had that background, I had that experience coordinating across jurisdictions and thinking about those cross-border flows.

And that was, I think that was extremely helpful in, in the structuring framework. Um, for Ethena specifically.

Interviewer: Yeah, so Ethena is a pretty, like, complex product when you look at the, the financial side of things. So it's not typical sort of TBI backed, stable coin issuer. Um, USDE uses eth collateral to short e, uh, perpetual futures and hedge, um, keeping the, the coin or USDE in, in like a delta neutral position.

That's the way, the way I understand it, and hopefully that's, uh, not a terrible summary. Um, but it's also not an algorithmic stable coin, so. Do you think, um, how do you think about the complexity of that instrument? Was that like way off base, just as, as a description or, or why do you think Ethena is structured so uniquely? Just as a, as a product?

Zach Rosenberg: It wasn't totally off base, it's, it's more than just eth Now, at, at the outset, the original idea was to use liquid steak teeth as the main collateral because at, at the time it was throwing off, you know, six, 7% annualized, which is. Pretty meaningful. By the time, um, by the time USDE actually launched, it was down at, you know, two or 3%.

And when you're trying to scale a product, um, you obviously have to factor market liquidity and just like the general risk associated withholding certain assets into your, um, in, into your thought process. And so by the time it was launched, like, and right now very little liquid steak de is held in, in the backing it's.

A lot of Bitcoin, Ethereum, some liquid stake de then, um, ramping up some other assets like some Solana, uh, recently, like b and b Ripple, pretty much any, um, any of the top 10 tokens with sufficient liquidity and open interest is, uh, is attractive. Um, but yeah, I think the main, the main point of interest, the main reason why this is different.

And why this is something that, you know, people may want or may demand other than, um, you know, something like a traditional fiat back stable coin like USDC or Tether is, it's a very different risk profile as a stable asset. We don't call it a stable coin because we don't want to give off the impression that it has the same risk profile.

We call it a synthetic dollar, which I think is probably the closest you're gonna get because you do create that synthetic dollar position in the background. Um. It's, it doesn't have the same sort of banking exposure. It doesn't have the same, the same sort of fiat rail exposure. It's, it's all, you know, crypto native quote unquote collateral in the backing.

You know, since then it's evolved a little bit. Um, I think the market has, has told us that it cares a little bit less about being purely that crypto native collateral and more about like the, just the sustainability of it, especially in down markets. And so we do hold some stable coins in the backing as well.

Um, number one, to make sure that there's enough liquidity for redemptions, if there's a, you know, a market event that requires that. Um, but also number two, because you know, once you get in, you scale up into the tens of billions, which is where we are now. Um, it, it takes a little bit of time to unwind positions at that scale.

If funding rates turn negative to the extent that would deplete the reserve fund that's sitting in the background. That's meant to backstop those events, which has never happened to date since we've, since we've launched. But, um, it's something that obviously from a risk perspective, we're, we're focused on. So yeah, it evolves over time, but that's the general framework.

Interviewer: Um, curious, who's your, who's your customer? Your ideal customer? Is it, is it institutions? Is it, um, like kind of experience maybe like defi traders or, or is it mainstream customers? You kind of said you don't. Market yourself as like a stable coin, maybe like A-U-S-D-C or Ripple. Um, so kind of how do you, I guess, market yourself?

Zach Rosenberg: Yeah, so customer is kind of a loaded term, right? So we, we, as the issuer of USDE, don't, actually, we don't face the secondary market in terms of like regular retail, broad retail, things like that. We face institutional users who, uh, you know, market makers, firms who want to use it themselves, that sort of thing.

In the same way that circle. Only faces specific, like, you know, KYC fully onboarded participants, except our list is much, much smaller than theirs. And so that's like our primary customer in terms of target market for, for user base, if you look at the market right now, uh, defi is a massive, um, a massive part of where USDE and and S-U-S-D-E, which is the quote unquote state version of USDE.

He's being used in the market right now, um, largely for, uh, defi strategies, um, massive on ave as well as Pendle. Um, I, I think, I think S-U-S-D-E specifically lends itself to, um, what Pendle does in terms of their, their financial engineering. Uh, this is stuff that has happened in the traditional financial world for, for a long time.

Um, it's just we're one of the first products in the market that actually enables. Um, um, these sorts of products in a way that makes sense. Uh, so that's, that's the primary, I think, secondary market use of, um, USDE and S-U-S-D-E on chain. Obviously we've been integrated in, in a lot of, uh, in a lot of custodians, prime brokers, exchanges, um, Binance listed USDE just last week, uh, it's been available on buy bit and a few other exchanges as as collateral for margin trading and also for spot markets.

And. Uh, one of the unique things about um, USDE is the, the reserves do produce a certain amount of income, and that income at scale looks very different from your traditional, you know, money market fund or US treasury securities sort of income that underlies most, uh, fiat back stable coins. And so there is more flexibility to, uh, you know, run, um, you know.

Onboard distribution partners and, and those sorts of, uh, those sorts of distribution flows that, that enable some very cool things on, on those exchanges. Yeah, so those, those are I think, the two biggest integrations right now.

Interviewer: Right. I also wanna talk to you about the $360 million DAT that was announced in July, Zach.

It was pretty well received by the market and seems to be a bit of a leader on the model. Can you kinda walk us through the structure of it, process, et cetera, and then like, how do you weigh public market exposure as part as the overall strategy for Ethena?

Zach Rosenberg: Mm-hmm. So one of, uh, one, one thing that phrase the whole data approach is that phrase.

One thing that framed the whole data approach for us is the way we approach our product relative to the way a lot of other people approach it. Most other people are trying to take things that happen in Tradify and bring it on chain. We are packaging up something that exists in crypto and we are trying to figure out how to export it to the rest of the world.

Right? And part of that is how, how do we get. To tr like, uh, traditional markets exposure to these assets, including the governance token, um, as well as, you know, U-S-D-E-S-U-S-C. And so we wanted, we want to do that in a responsible way that makes sense and that doesn't lead to abject disaster on the back end.

And so we, we were lucky to find, um, you know, we were approached by, uh, uh, TLGY Acquisition Corp and, and their sponsors a while ago, like before. Um, the craze even happened. There's an, there's an 8-K from back in April that has the, uh, the initial LOI that was signed with the foundation. That's public information.

Um, really obviously picked up as, as the market for these started picking up. Um, but ultimately the goal was to do something as sustainable as possible for the ecosystem while still building that, uh, public market vehicle for more broad exposure to, to the token. And what do I mean by that? What I, what I mean by that is, um, again, this is in the documents.

The Ethena Foundation participated itself. The Ethena Foundation has a voting interest in the post-closing entity, a pretty significant voting interest. And there was an investment committee established where the foundation appointed member. The sponsor appoints a member where there's essentially, you know, collective decision making in terms of when purchases, um, are recommended and when they're not.

And then on the back end, the foundation has a veto, right, for any sales of ENA by the company in the future. And that, um, you know, that that enables this more, you know, call it permanent capital sort of vehicle, but it also ensures long-term alignment of the vehicle with the ecosystem. Um, and that, that was very important on the Ethena side.

And, um, luckily the, we had partners who were very on board with that and, you know, that that was something that they want, right? They want this to be a long-term, a long-term partnership, a long-term, um, strategy on, on their end. It's not a quick MNav flip like a lot of the other vehicles you see in the market today.

And the, the goal is to control any, you know, negative, negative, reflexive impact on the back end. If and when the market does turn.

Interviewer: Yeah. I'm curious about that because you guys took a, a substantial, or the, the, um, Ethena took a substantial amount of control over, as you mentioned, the disposition and kind of the governance of the public entity.

Mm-hmm. And then you obviously have the Ethena Foundation governance playing a role as well. And I, I've been very curious about this just from like a SEC disclosures perspective. You know, it's like Matt Levine's kind of like. Everything seems to be an opportunity for like securities fraud and there's like, you know, conflicts.

I think there are a lot of other projects that may mismanage some of that exposure. Uh, it seems like you guys have a, a pretty clean structure set up so far. How do you think about the public company's role and the foundation's role in this new flexibility and kind of managing the treasury and incentives and things like that?

Zach Rosenberg: At the, just at the public company level or just broad?

Interviewer: At, at both. I, yeah. And, and you can, you know, tell us, uh, I guess the, the lack of involvement on the governance of the foundation side that you have, but, um, but yeah, it, like, just as, as, as two kind of symbiotic vehicles working together.

Zach Rosenberg: Mm-hmm. Yeah, I mean, ul ultimately the vehicle is intended to be like a face for the ecosystem in these, like, more traditional markets, right?

Like, uh, most traditional players are still very, the, the whole concept is still very far. And like, what, what the hell is a foundation? Like what is the point of this thing? What do you mean it's got no owners? Like, what, what do you, like, what does it actually do? And so having, having that more, you know, traditional, uh, vehicle to be a, an advocate in the market, um, and all, and you know, it's gonna be actively involved in validation if and when that that happens. Like they have, uh, the validation business is like, kind of the point of it. They're gonna use the ENA to actually support the ecosystem. Um, so, and generally, again, just it's more, it's about alignment and playing sort of the same roles inn different, different arenas.

I would say obviously the foundation is a lot more directly involved in the infrastructure and the actual like day-to-day happenings of the Ethena protocol. Um, but I, I think in many ways this public vehicle is an extension of what the foundation is already doing, and that's sort of why they wanna do this, and that's why they, you know, they want such a, such a large stake in the ecosystem in order to be that extension. And to hold that weight behind it.

Interviewer: And Zach, last week we covered the rollout that Tether did here in New York of its new domestic stablecoin, USAT. I'm curious, will Ethena ever launch a genius compliance stable? And do you see any benefits to pursuing that path?

Zach Rosenberg: So funny you ask, um, we, so we have a, a separate product called U-S-D-T-B.

And that's a more traditional fiat stable coin. It's backed almost entirely by BlackRock's Biddle fund. Um, that's been live since, man, it's actually coming up on almost a year. Uh, launched in December of last year. Supply last I checked is about 1.6 billion. On, on that token we announced a month and a half ago.

Um, time has stopped having meaning recently, so I may maybe a little off base there, um, that we are actually doing. We are the first to announce that we're doing the same thing that Tether is doing in partnering with Anchorage Digital Bank. For them to take over the issuance of U-S-D-T-B as a a, a genius, I'll say compliant, even though like genius is not actually in effect yet, but we'll say like with the goal of genius compliance in mind for that product specifically.

So, um, yeah, that's, that's happening. We expect that to actually go live in the next couple weeks. So, you know, keep a lookout. Um, just, you know, working, working with Anchorage and their team, you know, there's a reason why Tether chose them to they're market leaders in, in this, in this area. Um, big fan of what they're doing over there.

I think very smart way for them to approach this. But yeah, we're, we're doing it and, um, we think that it's, it's a huge opportunity there. There aren't very many frameworks that, that work globally for this sort of thing right now and for the US to be, you know. Um, doing that, and frankly, like, I think jumping into the, the lead when it comes to fiat, uh, backed, stable coins in, in that respect, there's obviously some kinks that'll need to be worked out over the next year, year and a half as, um, the OCC publishes, uh, rules and regulations around it.

And, um, the market sort of adapts to what the requirements are. But yeah, we're doing it, we're excited about it.

Interviewer: Yeah, I'm curious. I don't want to ask you to comment too much on the, the market, but, uh, you know, it was stable summer, right? You know, we had genius, we had the, the circle, IPO obviously the narrative institutional finance pouring into this, this type of vehicle, um, probably benefited, you know, the launch of, of a vehicle like this.

And obviously you guys couldn't have timed it for that, right? Like you started this process back in the spring, but. How do you view that narrative or, or that, uh, sort of path going forward, both as it relates to these like publicly traded vehicles that are sort of proxy exposure to the stablecoin narrative and then just like, it sounds like you guys see a lot of room to run, you know, on that, that product space in the future.

Zach Rosenberg: Yeah. You're, you're a hundred percent right. You know, we, we had been talking, uh, with the sponsor and, and with the company about this before cir the circle IPO and I think the circle IPO was, was really the eye opening moment of. Holy shit. Like there's an enormous amount of pent up demand for some sort of stable coin exposure.

Um, and you know, we ended up with a pretty large vehicle, right? Initial close was, the initial initial pipe was 360 million. Um, two weeks ago we announced a second one, uh, well TLGY and StablecoinX announced the second one, bringing the total raise to just under 900 million. So there's a lot of demand for this in the market.

Um, and I, I don't think that's going to stop. Right? I think that, um, at this point, at this point, the market is pretty much, um, all the pri is, uh, what's the word I'm looking for? Uh, sorry, my brain stopped working at this point. The market, the market has, has pretty much settled on, you know, stable coins as the killer app of crypto right now.

And. There's a reason for that. It's the only, it's the only sort of product that has seen significant acceptance and uptake in the market. It's just used everywhere. And so I, I expect that to grow as far as, you know, the hype surrounding it and what these, what these sorts of vehicles mean. There's only so many ways to gain exposure to that narrative.

Um, you know, circle equity, tether equity does, is not something that's readily available to the chagrin of, of very many. Um, and so you look at the market and it's, there's not that much there. Um, that's, that's one of the reasons I think why, um, we had, we saw the success that we did in StablecoinX's raise, um, and we expect that to continue going forward as, as to how long that continues for, I think.

Uh, in the US I don't think it's gonna stop anytime soon just because it's, it's a very self-reinforcing narrative from the US' side because the, obviously the dominant stable coins in the market are all, are all US d denominated, right? Like, talked about that sort of at, at the beginning, and then it's, it's gonna be interesting to see how other jurisdictions approach that because.

You look at Binance, you look at buy, you look at all of these offshore exchanges, and their largest payers are all USDT denominated. They're all USD denominated. And so, um, it'll be interesting to see how global regulators view that proliferation of essentially the United States dollar within their economies.

And as things grow even more in different jurisdictions. You know, I, it wouldn't be surprising to me if there's a little bit of, if there's pushback, I think we're already seeing that to a significant extent in Europe, given the, the shockingly small number of issuers that have been approved over there, um, for stablecoin issuance.

Um, but, you know, another kind of, sort of interesting wrinkle in that is I think one of the, one of the things we noticed, our biggest market is Asia. If we look at, you know, just traffic and usage, but. Out of nowhere. You know, south America is our, is our number two market, and we do basically nothing there.

It just, it just happens, right? And so you see jurisdictions like that where they genuinely demand United States dollars. And I, I do also, I do wonder what the local regulators there are going to do about it, if anything. Um, because those, those markets are, are bigger, I think, than we expect that they are.

So. Yeah. It's a very long-winded way of answering a, a somewhat simple question.

Interviewer: But no, it's, it's super interesting. Yeah. They, to see emerging markets is, uh, yeah. A really interesting use case. Yeah. Zach, before we, uh, let you go, aside from everything we discussed, what is one other thing that you're watching right now that you think others should pay attention to? Hmm. Other thing could be, it could be stables, could be, uh

I'm actually very curious about your thoughts on the future of the rest of the dat market. Just, uh, yeah, the problem with that is I think it's, it's been. Overused in a lot of ways, right? You have everybody saying, oh, this is gonna be the next FTX, this is gonna be the next, like, you know, this is what's gonna cause the next, the next bear market.

Do you agree with that? Um, it, I'm sorry. Do you agree with that?

Zach Rosenberg: I, I don't think it will cause the next bear market. I think that, um, there's going to be a lot of reflexivity in, in how some of these DATs have been structured, especially as a lot of them get pushed below, like the 1.0 M nav. We're already seeing that.

Um, that pressure on some of these big, big e stats. I think when it comes to like other, other, like protocol tokens, call it, um, it's gonna be, it's gonna be worse than, you know, Bitcoin or Ethereum. I, I, you know, I think Bitcoin's fine as long as MicroStrategy stays solvent and the way that they've, the way they've fixed the capital structure over the last four years.

I, you know, it's honestly been incredibly impressive I think. Um. I don't know if there's much to worry about there or not financial advice, but, um, there's gonna be reflexivity to the downside. There's been plenty written about that. And so I, I, you know, I don't, I don't think I have anything like novel or interesting to say about that.

That hasn't been said 10 times already. Um, I, I do think that, uh, there's been, I think market structure is gonna be something that's, that's interesting. I know this is something that everybody's talked about, but maybe I'll take a little bit of a, a different angle on it. Um, I, I think maybe the market should be prepared for us market structure regulation to be more restrictive than they expect it to be.

I don't, I don't necessarily think that if and when it does happen and there's a lot of concern over whether it will happen or not. Um, but I, I think, uh, there's a lot of things that need to be fixed before the market structure, uh, legislation will actually help people, for example. Tax issues right now, not being considered at all in market structure, uh, legislation.

And if you don't fix the tax issues associated with things like airdrops, you're just, you're not going to have people like distributing tokens in the US even if there's, uh, legislation that allows them to do that. And so I, uh, I, I would just caution people to be, you know, not necessarily pessimistic about it, but, um, maybe a little bit less optimistic in terms of what it means in, in the near term.

Um, and that's obviously especially important as time continues to tick away, um, before, you know, until the end of this administration. So, you know, kind of on a, kind of, on a time clock here and need to basically need to get these things in a workable place before the time, before time runs out.

Interviewer: You think tax issues need to be included in market structure or you just think they need to be ironed out before anything passes?

Zach Rosenberg: I think they should be. I, uh, my understanding is there's a lot of pushback on, uh, the, on the executive branch side, uh, sorry, the legislative branch side in including those things because, you know, there's, there's a lot of nuance and complexity. We've tried to get tax, tax stuff incorporated into bills that have kind of died in the past.

Um, unfortunately there's a lot of horse trading, and we see this with a even with genius, right? Like there was, there were some, uh, provisions that people wanted ingenious, but kind of, you know. The stuff that, like I was, you know, we were advocating for in, in certain ways and we were just told like, don't, don't, don't bother with this because it'll be a poison pill for the whole bill.

Right? And so you start asking for a little bit, and then the other side starts asking for 10 times more. It gets very, very difficult to get, um, a, a, a comprehensive bill in there. And then it becomes less of just a market structure bill and more of just like an all encompassing crypto bill. And then you have, you know, a lot of a lot of Democrats and frankly some Republicans coming back on that saying, well, this isn't what we signed up for. Let's just do this issue. Um, and then, you know, you have to spend another year dealing with the tax stuff and all the other ancillary issues that, that really need to be fixed before anything is actually viable.

X.com Posts

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Additional Information and Where to Find It

In connection with the Business Combination, Pubco intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of TLGY and a preliminary prospectus of Pubco, and after the Registration Statement is declared effective, TLGY will mail the definitive proxy statement/prospectus relating to the Business Combination to its shareholders as of the record date to be established for voting at the Extraordinary General Meeting. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the Business Combination and the other matters to be voted upon at the Extraordinary General Meeting. This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. TLGY and Pubco may also file other documents with the SEC regarding the Business Combination. TLGY’s shareholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about TLGY, SC Assets, Pubco and the Business Combination.

TLGY’s shareholders and other interested persons will be able to obtain copies of the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the definitive proxy statement/prospectus and other documents filed or that will be filed by TLGY and Pubco with the SEC, free of charge, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

TLGY, SC Assets, Pubco and their respective directors and officers may be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the Business Combination. More detailed information regarding the directors and officers of TLGY, and a description of their interests in TLGY, is contained in TLGY’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 5, 2025, and is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the Business Combination and other matters to be voted upon at the Extraordinary General Meeting will be set forth in the Registration Statement for the Business Combination when available.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements with respect to the proposed Business Combination include expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding SC Assets, Pubco, TLGY and the proposed Business Combination, statements regarding the anticipated benefits and timing of the completion of the proposed Business Combination, the assets held by SC Assets and Pubco, the price and volatility of ENA Token, ENA Token’s growing prominence as an issuer of digital dollars on-chain, Pubco’s listing on any securities exchange, the macro, political and regulatory conditions surrounding ENA Token, the planned business strategy including Pubco’s ability to develop a corporate architecture capable of supporting its treasury initiatives and strategic stake in the Ethena Protocol, plans and use of proceeds, objectives of management for future operations of Pubco, the upside potential and opportunity for investors, Pubco’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the proposed Business Combination, the satisfaction of closing conditions to the proposed Business Combination and the level of redemptions of TLGY’s public shareholders, and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. Forward-looking statements are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of TLGY’s securities; the risk that the proposed Business Combination may not be completed by TLGY’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the proposed Business Combination, including the approval of TLGY’s shareholders and the listing of Pubco’s securities on a national securities exchange at closing; failure to realize the anticipated benefits of the proposed Business Combination; the level of redemptions by TLGY’s public shareholders, which may reduce the public float of, reduce the liquidity of the trading market of, and/or impact the ability of, the shares of Class A common stock of Pubco to be listed in connection with the proposed Business Combination; the insufficiency of the third-party fairness opinion for the board of directors of TLGY in determining whether or not to pursue the proposed Business Combination; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the proposed Business Combination; risks associated with TLGY, SC Assets and Pubco’s ability to consummate the proposed Business Combination timely or at all, including in connection with potential regulatory delays or impediments, changes in ENA Token prices or for other reasons; costs related to the proposed Business Combination and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the volatile nature of the price of ENA Token; the risk that Pubco’s stock price will be highly correlated to the price of ENA Token and the price of ENA Token may decrease between the signing of the definitive documents for the proposed Business Combination and the closing of the proposed Business Combination or at any time after the closing of the proposed Business Combination; risks associated with TLGY, SC Assets and Pubco’s ability to consummate the proposed Business Combination timely or at all, including in connection with potential regulatory delays or impediments, changes in ENA Token prices or for other reasons; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding ENA Token; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the proposed Business Combination, Pubco experiences difficulties managing its growth and expanding operations; the risks that launching and growing Pubco’s ENA Token treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing Pubco’s business plan, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s Class A Common Stock will be listed or by the SEC, which may impact Pubco’s ability to list its securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, SC Assets, TLGY or others following announcement of the proposed Business Combination, and those risk factors discussed in documents that Pubco and/or TLGY has filed, or will file, with the SEC. The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of The Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that have been and/or will be filed by TLGY with the SEC from time to time, the Registration Statement that will be filed by Pubco and TLGY and the proxy statement/prospectus contained therein, and other documents that have been or will be filed by TLGY and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither TLGY, SC Assets nor Pubco presently know or that TLGY, SC Assets and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of TLGY, SC Assets, and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither TLGY, SC Assets, nor Pubco gives any assurance that any of TLGY, SC Assets, or Pubco will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by TLGY, SC Assets or Pubco or any other person that the events or circumstances described in such statement are material.

The terms of the proposed Business Combination described in this communication, including any dollar-denominated figures or implied valuations, are based on information as of the date of the signing of the definitive Business Combination Agreement and assume no redemptions from the TLGY trust account. These terms are subject to change, including as a result of fluctuations in the price of ENA Token prior to closing of the proposed Business Combination. There can be no assurance that the final terms at the closing of the Business Combination will reflect the figures referenced herein.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of TLGY, SC Assets, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be affected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.